QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(4)

January 27, 2009

To Our Stockholders:

        We are pleased to inform you that Advanced Medical Optics, Inc. ("AMO") has entered into an Agreement and Plan of Merger (the "Merger Agreement") with Abbott Laboratories ("Parent") and Rainforest Acquisition Inc., a wholly owned subsidiary of Parent ("Purchaser").

        Pursuant to the Merger Agreement, Purchaser has today commenced a cash tender offer for all of the outstanding shares of AMO at a cash purchase price of $22.00 per share, without interest, and subject to any required withholding taxes. Accompanying this letter is (i) a copy of AMO's Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Purchaser's Offer to Purchase, dated January 27, 2009, which sets forth the terms and conditions of the tender offer, and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the tender offer. We urge you to read the enclosed materials carefully. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on February 24, 2009, unless extended.

        If successful, the tender offer will be followed by the merger of Purchaser with and into AMO with AMO continuing as the surviving corporation in the merger. In this merger, all shares of common stock, other than those owned by AMO, Parent or Purchaser and other than shares for which appraisal rights are perfected under Delaware law, will be converted into the right to receive the same cash payment as in the tender offer, which is $22.00 per share in cash, without interest, and subject to any required withholding taxes.

        The board of directors of AMO has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, are fair to and in the best interests of AMO and AMO's stockholders and approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, on the terms and subject to the conditions set forth therein. ACCORDINGLY, THE BOARD OF DIRECTORS OF AMO UNANIMOUSLY RECOMMENDS THAT AMO'S STOCKHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER AND, IF REQUIRED BY DELAWARE LAW, VOTE THEIR SHARES IN FAVOR OF APPROVAL OF THE MERGER AND ADOPTION OF THE MERGER AGREEMENT.

        In arriving at its recommendations, AMO's board of directors gave careful consideration to a number of factors as described in the enclosed Schedule 14D-9 that AMO has filed with the Securities and Exchange Commission.

        The management and directors of AMO thank you for the support you have given AMO and encourage you to tender your shares in the manner described in the materials accompanying this letter.

Very truly yours,

James V. Mazzo Chairman and Chief Executive Officer

QuickLinks

  Exhibit (a)(4)